- Exemption No. 82-

RECEIVED

2008 JUL 30 P 12:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08004058

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 25, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement, a copy whereof is enclosed for information and records.

Sl. no.	Document	Regulation	Filed with
1.	Continual disclosure for book closure as on record date.	Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
AUG 04 2008
THOMSON REUTERS

Thanking you.

Very truly yours
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

7/31

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 24, 2008

Ms. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub : **Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.**

We are enclosing disclosure under Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of the share holding of the Promoters or every person having control over the Company and persons acting in concert with them as on the record date (i.e. June 27, 2008).

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

NSE
25 JUL 2008
Contents not Verified

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target /Reporting Company : **Reliance Capital Limited**

Date of Reporting : **June 27, 2008**

Names of the Stock Exchanges where shares of reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2008		As on March 31, 2007		Changes, if any between (A) & (B)		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NA	--	--	--	--	--	--	--	--	--	--	--	--

(II) Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2008		As on March 31, 2007		Changes if any between (A) & (B)		As on Record date for dividend (current year) i.e. 27-06-2008		As on Record date for dividend (previous year) i.e. 15-6-2007		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
Names	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter												
A. AAA Enterprises Private Limited							12 63 89 839	51.45	12 63 89 839	51.45		-
Anil D. Ambani							2 73 891	0.11	2 73 891	0.11		-
Tina A. Ambani							2 63 474	0.11	2 63 474	0.11		-
Kokila D. Ambani	-	-	-	-	-	-	5 45 126	0.22	5 45 126	0.22		-
Jaianmol A. Ambani							83 487	0.03	83 487	0.03		-
Jaianshul A. Ambani							5	0.00	5	0.00		-
Reliance Innoventures Private Limited							5 76 450	0.23	5 76 450	0.23		-
Hansdhwani Trading Company Private Limited							2	0.00	2	0.00		-
Sonata Investments Limited							30 00 000	1.22	6 00 000	0.24	24 00 000	0.98
Total	-	-	-	-	-	-	13 11 32 274	53.39	12 87 32 274	52.41	24 00 000	0.98

For Reliance Capital Limited

[signature]

V. R. Mohan
Company Secretary & Manager

Place: Mumbai
Date : 24-7-2008

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 24, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement, a copy whereof is enclosed for information and records.

Sl. no.	Document	Regulation	Filed with
1.	Notice to Stock Exchange for Board meeting for the quarter ended June 30, 2008	Clause 41 of listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Very truly yours
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 22, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

BSE Scrip Code: 500111

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

NSE Scrip Symbol: RELCAPITAL

Dear Sirs,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Wednesday, July 30, 2008 to consider and approve, *inter alia,* unaudited financial results for the quarter ended June 30, 2008.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

NSEIL
22 JUL 2008
Contents not Verified

c.c: **The Secretary,**
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai – 400 023.
(Fax No. 2272 3199)

END